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Attention:	Jeanne Baker
Brian Cascio
Jordan Nimitz
Jason Drory

Re:	10X Capital Venture Acquisition Corp. II
Amendment No. 3 to Registration Statement on Form S-4
Filed September 19, 2023
File No. 333-269342

To the addressees set forth above:

On behalf of 10X Capital Venture Acquisition Corp. II (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 3 to Registration Statement on Form S-4 (the “Amendment No. 3”), filed on September 19, 2023. Concurrently with its submission of this letter to the Staff, the Company has filed Amendment No. 4 to the Form S-4 (the “Amendment No. 4”) with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments in the Staff’s letter to the Company, dated October 2, 2023, relating to Amendment No. 3. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 4.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

October 10, 2023

Amendment No. 3 to Registration Statement on Form S-4 filed September 19, 2023

Background to the Business Combination, page 109

1.	We note your revisions in response to our prior comment 1, which we reissue in part. While we note your disclosure that 10X II did not sign NDAs with any of the five targets following the termination of the PrimeBlock Merger Agreement, please also expand your disclosure relating to the five target companies you considered to address the disclosure issues included in our prior comment 1.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 111 of Amendment No. 4.

Certain AFRAG Projected Financial Information, page 126

2.	We acknowledge your revised disclosure in response to our prior comment 5, which we reissue in part. Please revise your disclosure to discuss the aggregate amount of capital AFRAG assumed was needed for each year projected.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 130 of Amendment No. 4.

The Forward Purchase Agreement, page 171

3.	We note your response to prior comments 6 and 7. Given that Vellar may, in its discretion, declare an Optional Early Termination from time to time prior to the Maturity Date and sell their shares at such time, please expand your disclosures to clarify that any intended liquidity benefit related to mitigating redemptions prior to the Business Combination may be short lived given the terms of the Optional Early Termination. Disclose the earliest date that Vellar may declare an early termination.

Response: The Company respectfully informs the Staff that the Forward Purchase Agreement is not intended to provide any liquidity benefit related to mitigating redemptions prior to the Business Combination. No later than one business day after Closing, the Company will be required to pay the Prepayment Amount, which Prepayment Amount will equal the amount paid by Vellar to purchase shares pursuant to the Forward Purchase Agreement on or about the date of the redemption deadline. In response to the Staff’s comment, the Company has revised the disclosure on pages 108, 170-171 and 206 of Amendment No. 4 to disclose the earliest date that Vellar may declare an Optional Early Termination and to clarify the impact of the Prepayment Amount and the Optional Early Termination on the Company’s cash liquidity.

Note 2(cc), page 182

4.	We note your response to prior comment 9. Please note that the appropriate guidance for recording pro forma adjustments is Rule 11-02(a)(6)(i)(A) and (B). Rule 11-02(a)(6)(i)(B) states that "adjustments that depict in the pro forma condensed statements of comprehensive income the effects of the pro forma balance sheet adjustments in paragraph (a)(6)(i)(A) of this section assuming those adjustments were made as of the beginning of the fiscal year presented." In this regard, we note that $2,300 adjustment in Note 2(C) represents estimated direct and incremental transaction costs incurred by 10X II after the balance sheet date. As such, it is not clear why the adjustment in Note 2(cc) is not $2,300. Please revise accordingly or reconcile the $6,323 10X transaction costs presented in Note 2(cc) to the $2,300 10X transaction costs presented in Note 2(C) and provide support for your presentation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 30, 32, 179-180, 184 and 186 of Amendment No. 4.

Information about AFRAG, page 213

5.	We note your disclosure on page 227 that AFRAG entered into definitive agreements with the Government of Mauritania and the community of Gie Dynne. We also refer to your disclosure on page 215 that simultaneously with the formation of African Agriculture Mauritania LLC SARL on July 25, 2023, AFRAG entered into a lease. Please advise whether the definitive agreements with the Government of Mauritania and Gie Dynne are related to the lease agreement that AFRAG entered into on July 25, 2023. Please expand your disclosure of such definitive agreements and provide a brief description of the material terms of such definitive agreements with the Government of Mauritania and Gie Dynne and file the definitive agreements and the lease agreement, as applicable, as exhibits to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 215 and 227 and Exhibit 10.32 of Amendment No. 4.

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October 10, 2023

Any comments or questions regarding the foregoing should be directed to the undersigned at +44.20.7710.3098 or j.david.stewart@lw.com. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ J. David Stewart
J. David Stewart
of LATHAM & WATKINS LLP

Enclosures

cc:	Hans Thomas, 10X Capital Venture Acquisition Corp. II

Alan Kessler, African Agriculture, Inc.

Ryan J. Maierson, Latham & Watkins LLP